EXHIBIT 99.1
6 July 2021

National Grid plc ('National Grid' or 'the Company')
Board Appointments

National Grid is pleased to announce the appointments of Tony Wood and Martha Wyrsch as Non-executive Directors of the Board with effect from 1 September 2021.

Tony Wood brings to the Board proven business leadership credentials as an experienced CEO and technology leader. His significant engineering experience was built from a successful career at Rolls-Royce and also Messier Dowty, now part of Safran Group. He currently serves as Chief Executive of Meggitt plc having previously joined the company as Chief Operating Officer. He has led a significant operational and cultural transformation, transitioning Meggitt from an industrial holding structure to a focused and customer-led business, leveraging technology investment. He previously served as President of the Aerospace division of Rolls-Royce, where he developed his leadership reputation, turning around and growing several challenging business units and internationalising the company’s footprint. Tony’s unwavering focus on safety throughout his career in aerospace makes him well-qualified to join the Safety, Environment & Health Committee of National Grid; he will also join the Nominations Committee.

Martha Wyrsch comes with a long and distinguished career across a broad spectrum of energy businesses in the US. She has served three times as general counsel of energy and utility companies and twice as a CEO of the divisions of major energy companies. Her experience spans the energy infrastructure and renewables industries. She led the early growth and development of Vestas’ wind business in the US as well as having been the senior executive in charge of a major natural gas pipeline system. As an accomplished director for publicly listed companies both in the UK and US, she brings to the Board relevant contemporary experience in energy, technology and financial services as well as a deep understanding of the US regulatory environment. Martha currently serves as an independent director on the Boards of Quanta Services Inc. and First American Financial Corp, she has recently stepped down from her role as Non-executive Director of Spectris plc following completion of her nine-year term and from the Board of Noble Energy following its acquisition by Chevron. Martha has also previously held senior leadership positions at Sempra Energy, Vestas American Wind Technology, and Board positions at Spectra Energy Corporation and SPX Corporation. On appointment Martha will join the Remuneration and the Safety, Environment & Health Committees of National Grid.
Paula Rosput Reynolds, Chair of National Grid, said: “I am delighted to welcome Tony and Martha to National Grid. These appointments continue to bring new depths of UK and US business and regulatory experience to the Board.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority.

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